UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Changes in Registrant's Certifying Accountant.

a.	Dismissal of Independent Registered Public Accounting Firm

On December 16, 2021, the Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of Versus Systems Inc. (the "Company") was informed that its current independent registered public accounting firm, Davidson & Company LLP (“Davidson”), resigned as the Company’s independent registered public accounting firm, effective January 1, 2022. The Company has retained Ramirez Jimenez International CPAs (“RJI”) as Davidson’s successor.

The audit reports of Davidson on the Company's consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended December 31, 2020 and 2019 (i) there were no disagreements with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Davidson’s satisfaction, would have caused Davidson to make reference in connection with their opinion to the subject matter of the disagreement, and (ii) there were no reportable events.

The Company provided Davidson with a copy of this Report of Foreign Private Issuer on Form 6-K prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that Davidson furnish a letter addressed to the SEC stating whether it agrees with the statements made above. Attached as Exhibit 16.1 hereto is a copy of Davidson’s letter to the SEC, dated January 13, 2022.

b.	Engagement of New Independent Registered Public Accounting Firm

On December 16, 2021, the Audit Committee approved the appointment of RJI, effective January 1, 2022, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

During the two fiscal years ended December 31, 2020 and 2019, neither the Company nor anyone acting on its behalf consulted with RJI on any matter other than the proposed terms of their engagement as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, except that the Company engaged RJI to audit the financial statements of Xcite Interactive, the Company’s wholly-owned subsidiary, as of and for the years ended December 31, 2020 and December 31, 2019.

Exhibits.

Number
16.1	Letter dated January 13, 2022, from Davidson & Company LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: January 13, 2022	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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